November 25, 2024

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Rucha Pandit / Mr. Dietrich King

Re:	Callan JMB Inc.
Amendment No. 1 to Registration Statement on Form S-1 Submitted November 18, 2024
File No. 333-282879

Dear Ms. Pandit and Mr. King:

On behalf of Callan JMB Inc. (the “Company”), we have set forth below responses to the comments of the staff (the “Staff “) of the Securities and Exchange Commission (the “SEC”) contained in its letter of November 21, 2024 with respect to the Company’s Amendment No. 1 to the Registration Statement on Form S-1 (the “S-1/A”) as noted above.

For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in Amendment No. 2 to the Registration Statement (the “S-1/A 2”) submitted concurrently with the submission of this letter in response to the Staff’s comments.

Amendment No. 1 to Registration Statement on Form S-1

Risk Factors

We are subject to concentration risk, page 13

1. We note the overall continued decline in your revenue since 2022. We further note your new disclosure on page 36 that “in 2023, a customer that represented approximately $4,000,000 of our 2023 revenue chose not to use our services.” In light of these developments, please update this risk factor to reflect your changed circumstances and the increased risk to your business. In doing so, please address the continued downward trend in your revenue, your loss of a $4 million customer and, if accurate, your even greater financial dependence on City of Chicago customers.

In response to the Staff’s comment, the Company has modified its disclosure on page 13 to indicate that it suffered a reduction in revenue attributable, in part, to the temporary suspension of orders from a significant customer. That customer has not terminated its relationship with the Company and the Company expects to receive future orders from that customer.

The Company has also modified its disclosure on page 36 to elaborate on the factors that the Company believes have caused the reduction in its revenue, including its limited ability to market its products and services. As disclosed, the Company intends to use a significant portion of the proceeds of its offering to address this marketing limitation and broadly expand its marketing efforts.

The City of Chicago is a significant customer of the Company, but the Company does not consider its business dependent on that customer. Further, as disclosed on page 46, the Company enjoys the benefits of two long-term contracts with that customer and believes that the relationship is secure.

1185 AVENUE OF THE AMERICAS | 31ST FLOOR | NEW YORK, NY | 10036

T (212) 930-9700 | F (212) 930-9725 | WWW.SRFC.LAW

We trust that the above is responsive to your comments.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at 646-838-4433.

Sincerely,

/s/ Barry P. Biggar
Barry P. Biggar, Esq.
Sichenzia Ross Ference Carmel LLP

Cc:	Wayne Williams
Chief Executive Officer
Callan JMB Inc.

1185 AVENUE OF THE AMERICAS | 31ST FLOOR | NEW YORK, NY | 10036

T (212) 930-9700 | F (212) 930-9725 | WWW.SRFC.LAW